Exhibit 99.3

WIPRO LIMITED

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)

REPRESENTING EQUITY SHARES OF

WIPRO LIMITED

Please refer to the reverse side of this card for the Resolutions to be voted.
FOLD AND DETACH HERE

ORDINARY BUSINESS			SPECIAL BUSINESS

	FOR	AGAINST		FOR	AGAINST

Res. 1	☐	☐	Res. 4	☐	☐

Res. 2	☐	☐	Res. 5	☐	☐

Res. 3	☐	☐	Res. 6	☐	☐

			Res. 7	☐	☐

Address change ☐ Mark box, sign and indicate changes/comments below:	Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated hereon. ☐

Sign below Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

AGENDA

ORDINARY BUSINESS

1.

To receive, consider and adopt the Audited Financial Statements of the Company (including consolidated financial statements) of the Company for the financial year ended March 31, 2019, together with the Reports of the Directors and Auditors thereon.

2.	To confirm the payment of Interim Dividend of ₹ 1 per equity share already paid during the year as the Final Dividend for the Financial Year 2018-19.

3.	To consider appointment of a Director in place of Mr. Abidali Z Neemuchwala (DIN 02478060) who retires by rotation and being eligible, offers himself for re-appointment.

SPECIAL BUSINESS

4.	Amendments to the Articles of Association of the Company.

5.	Appointment of Mr. Azim H Premji (DIN 00234280) as Non-Executive, Non-Independent Director of the Company.

6.	Re-appointment of Mr. Rishad A Premji (DIN 02983899) as Whole Time Director of the Company.

7.	Designating and appointing Mr. Abidali Z Neemuchwala (DIN 02478060), Whole Time Director as Managing Director of the Company.

Wipro Limited
JPMorgan Chase Bank, N.A., Depositary
PO Box 64506, Saint Paul MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Seventy Third Annual General Meeting of Wipro Limited (the “Company”) will be held at Wipro’s Campus, Cafeteria Hall EC-3, Ground Floor, Opposite Tower 8, No. 72, Keonics, Electronics City, Hosur Road, Bengaluru – 561 229, India, on Tuesday, July 16, 2019 at 4:00 p.m., for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Equity Shares represented by your ADRs FOR or AGAINST the Resolutions proposed, or any of them, as the case may be, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., July 11, 2019. Only the registered holders of record at the close of business on June 24, 2019, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Equity Shares of Wipro Limited, of record June 24, 2019, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Equity Shares of the Company represented by such ADRs, on the Resolutions at the Annual General Meeting of the Company, or at any adjournment thereof.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box indicating that you wish to give a discretionary proxy to a person designated by the Company, the underlying Equity Shares represented by such ADRs will be voted by such person in his or her discretion. If these instructions are properly signed and dated, but no direction is made, the underlying Equity Shares represented by such ADRs will not be voted by the Depositary.

Please visit the Company’s website, https://www.wipro.com/investors/ to view and download the notice of meeting which also contains an explanatory statement with respect to the Resolutions that are up for voting at the Annual General Meeting.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m., July 11, 2019.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.